UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

COMSCORE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20564W105
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]Rule 13d-1(b)

 [x]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 20564W105

1	Names of Reporting Persons
Clearline Capital LP EIN:90-0934356
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] Not Applicable (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,716,859
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,716,859
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,716,859
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ] Not Applicable
11	Percent of class represented by amount in row (9)
3.9%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No. 20564W105

1	Names of Reporting Persons
Clearline Capital LLC EIN:80-0879780
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] Not Applicable (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,716,859
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,716,859
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,716,859
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ] Not Applicable
11	Percent of class represented by amount in row (9)
3.9%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No. 20564W105

1	Names of Reporting Persons
Clearline Capital GP LLC EIN:46-2006930
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] Not Applicable (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,716,859
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,716,859
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,716,859
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ] Not Applicable
11	Percent of class represented by amount in row (9)
3.9%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No. 20564W105

1	Names of Reporting Persons
Marc Majzner
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] Not Applicable (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,716,859
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,716,859
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,716,859
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ] Not Applicable
11	Percent of class represented by amount in row (9)
3.9%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a) Name of Issuer: Comscore, Inc. ("Comscore")

(b) Address of Issuer's Principal Executive Offices: 11950 Democracy Drive, Suite 600, Reston, VA 20190

Item 2.

(a) Name of Person Filing:

Clearline Capital LP

Clearline Capital LLC

Clearline Capital GP LLC

Marc Majzner

(b) Address of Principal Business Office or, if None, Residence:  950 Third Avenue, 23rd Floor, New York, NY 10022

(c) Citizenship:

Clearline Capital LP - Delaware

Clearline Capital LLC - Delaware

Clearline Capital GP LLC - Delaware

Marc Majzner - US Citizen

(d) Title and Class of Securities:  Common Stock

(e) CUSIP No.: 20564W105

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership***

As of the close of business on December 31, 2019, Clearline Capital LP, Clearline Capital LLC, Clearline Capital GP LLC and Marc Majzner beneficially owned 2,716,859 shares, or 3.9%, of the Issuer's Common Stock outstanding.  The percentage was calculated based on the 70,032,542 total shares of Common Stock outstanding as of November 1, 2019, as per the Issuer's Form 10-Q dated November 6, 2019.

(a) Amount Beneficially Owned***:

As of the close of business on December 31, 2019, Clearline Capital LP, a Delaware limited partnership, beneficially owned 2,716,859 shares of the Issuer's Common Stock.

 As of the close of business on December 31, 2019, Clearline Capital LLC, a Delaware limited liability company, beneficially owned 2,716,859 shares of the Issuer's  Common Stock.

 As of the close of business on December 31, 2019, Clearline Capital GP LLC, a Delaware limited liability company, beneficially owned 2,716,859 shares of the Issuer's  Common Stock.

 As of the close of business on December 31, 2019, Marc Majzner, managing member, beneficially owned 2,716,859 shares of the Issuer's  Common Stock.

(b) Percent of Class:

As of the close of business on December 31, 2019, Clearline Capital LP beneficially owned 3.9%, of the Issuer's  Common Stock outstanding.

As of the close of business on December 31, 2019, Clearline Capital LLC beneficially owned 3.9%, of the Issuer's  Common Stock outstanding.

As of the close of business on December 31, 2019, Clearline Capital GP LLC beneficially owned 3.9%, of the Issuer's  Common Stock outstanding.

As of the close of business on December 31, 2019, Marc Majzner beneficially owned 3.9%, of the Issuer's  Common Stock outstanding.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 0

 (ii) Shared power to vote or to direct the vote:

 Clearline Capital LP beneficially owned 2,716,859 shares as of close of business on December 31, 2019

Clearline Capital LLC beneficially owned 2,716,859 shares as of close of business on December 31, 2019

Clearline Capital GP LLC beneficially owned 2,716,859 shares as of close of business on December 31, 2019

 Marc Majzner beneficially owned 2,716,859 shares as of close of business on December 31, 2019

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

 Clearline Capital LP beneficially owned 2,716,859 shares as of close of business on December 31, 2019

 Clearline Capital LLC beneficially owned 2,716,859 shares as of close of business on December 31, 2019

Clearline Capital GP LLC beneficially owned 2,716,859 shares as of close of business on December 31, 2019

 Marc Majzner beneficially owned 2,716,859 shares as of close of business on December 31, 2019

*** Shares reported herein are held by investment advisory clients for which Clearline Capital LP serves as the investment manager and Clearline Capital GP LLC serves as the general partner.  Clearline Capital LLC serves as the general partner of Clearline Capital LP.  Marc Majzner serves as managing member of both Clearline Capital LLC and Clearline Capital GP LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable

Item 8. Identification and classification of members of the group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2020

CLEARLINE CAPITAL LP

By: Clearline Capital LLC

By: /s/Marc Majzner

Name: Marc Majzner

Title: Managing Member

CLEARLINE CAPITAL LLC

By: /s/Marc Majzner

Name: Marc Majzner

Title: Managing Member

CLEARLINE CAPITAL GP LLC

By: /s/Marc Majzner

Name: Marc Majzner

Title: Managing Member

MARC MAJZNER

/s/Marc Majzner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

 This Joint Filing Agreement, dated as of February 14, 2020, is by and among Clearline Capital LP, Clearline Capital LLC, Clearline Capital GP LLC and Marc Majzner (collectively, the "Filers").

 Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of comScore,  Inc. beneficially owned by them from time to time.

 Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

 This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

 Executed and delivered as of the date first above written.

CLEARLINE CAPITAL LP

By: Clearline Capital LLC

By: /s/Marc Majzner

Name: Marc Majzner

Title: Managing Member

CLEARLINE CAPITAL LLC

By: /s/Marc Majzner

Name: Marc Majzner

Title: Managing Member

CLEARLINE CAPITAL GP LLC

By: /s/Marc Majzner

Name: Marc Majzner

Title: Managing Member

MARC MAJZNER

/s/Marc Majzner